OFFICES 2500 Wachovia Capitol Center Raleigh, North Carolina 27601 DAVID B. CLEMENT	August 11, 2010	MAILING ADDRESS P.O. Box 2611 Raleigh, North Carolina 27602-2611
DIRECT DIAL: (919) 821-6754 E-Mail: dclement@smithlaw.com		TELEPHONE: (919) 821-1220 FACSIMILE: (919) 821-6800
VIA EDGAR SUBMISSION
Mr. Jim B. Rosenberg
Senior Assistant Chief Accountant
United States Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re:	Cornerstone Therapeutics Inc.
Form 10-K for the year ended December 31, 2009
Form 10-Q for the quarterly period ended March 31, 2010
Schedule 14A filed April 26, 2010
File No. 000-50767
Dear Mr. Rosenberg:
     We are responding on behalf of Cornerstone Therapeutics Inc. (the “Company”) to your comment letter of July 28, 2010 regarding the Form 10-K for December 31, 2009, Form 10-Q for the quarterly period ended March 31, 2010 and Schedule 14A filed April 26, 2010, all filed by the Company with the Securities and Exchange Commission (the “Commission”). This letter includes the comments from your letter in bold with the Company’s responses set forth immediately below. We have repeated the paragraph numbers from your letter for your convenience.
     Based on the Company’s review of your comment letter, and as further described herein, the Company believes that its Form 10-K for the fiscal year ended December 31, 2009 (its “2009 Form 10-K”) is not materially inaccurate or misleading and, therefore, believes that no amendment to its existing filing is necessary. Instead, as indicated in the Company’s responses below, the Company hereby proposes to make appropriate clarification or modification to its disclosures in future filings, certain of which the Company has already included in its Form 10-Q for the quarterly period ended June 30, 2010.
     We respectfully request an opportunity to discuss this response letter further with the Staff if, following a review of this information, the Staff does not concur with the Company’s analysis.

Mr. Jim B. Rosenberg
August 11, 2010

Form 10-K for the fiscal year ended December 31, 2009
Cover Page
1.	We note that you have checked both the “accelerated filer” and “smaller reporting company” box on the cover page of the filing. Based on your public float as of June 30, 2009, as also disclosed on the cover page, it does not appear that you qualified as a smaller reporting company for purposes of your 2009 fiscal year Form 10-K. If you disagree, please provide your analysis. Otherwise, please amend your Form 10-K to provide the following information:
•	the information required by Item 6 of Form 10-K regarding Selected Financial Data;

•	all information required by Item 402 of Regulation S-K, including a Compensation Discussion and Analysis section;

•	information for the last three fiscal years, rather than two, in your Summary Compensation Table, as required by Item 402 of Regulation S-K; and

•	the disclosure required by newly revised Item 402(s) of Regulation S-K.
COMPANY RESPONSE:
     Pursuant to Exchange Act Rule 12b-2 and Paragraph (f) of Item 10 of Regulation S-K, the Company respectfully submits that it was eligible to provide the scaled disclosure applicable to smaller reporting companies in its 2009 Form 10-K and was not required to transition to the non-scaled disclosure until it filed its first Form 10-Q during the 2010 fiscal year (i.e., the first quarter following the fiscal year in which the Company determined that it no longer qualified as a smaller reporting company).
     Exchange Act Rule 12b-2 and Regulation S-K Item 10(f) each provides that whether or not an issuer is a smaller reporting company is determined on an annual basis, and such determination is made as of the last business day of the second fiscal quarter of the issuer’s previous fiscal year. Each of these rules further provides that “an issuer . . . must reflect this determination in the information it provides in its quarterly report on Form 10-Q for the first fiscal quarter of the next year, indicating on the cover page of that filing, and in subsequent filings for that fiscal year, whether or not it is a smaller reporting company . . . .”
     The Commission clarified the smaller reporting company transition rules in adopting release No. 33-8876 (January 4, 2008) (the “Adopting Release”), in which it stated that “[a] smaller reporting company required to transition to the larger reporting system after its determination date calculation will not be required to satisfy the larger reporting company disclosure requirements until the first quarter after the determination date fiscal year.” The Adopting Release provided the following example to illustrate the transition requirements: “[A] smaller reporting company with a fiscal year end of December 31, 2008 that is required to

Mr. Jim B. Rosenberg
August 11, 2010

transition out of the scaled disclosure system into the larger company disclosure system will be required to do so beginning with the Form 10-Q for the first fiscal quarter of 2009, which would be due in May 2009.” Here, the Company had a fiscal year end of December 31, 2009, and thus was required to transition out of the scaled disclosure system into the larger company disclosure system beginning with its Form 10-Q for the first fiscal quarter of 2010.
     The Staff has further interpreted these transition provisions in its Compliance and Disclosure Interpretations (“CDIs”) on the Exchange Act Rules. In CDI 130.04, the Staff clarified the differing transition requirements for determining accelerated filer status and smaller reporting company status. In doing so, it acknowledged that “the transition period for a company moving to the larger reporting system includes the end of the fiscal year,” quoting the language from the Adopting Release reproduced in the first sentence of the previous paragraph.
     Based on the foregoing, the Company respectfully submits that its determination that it was eligible to use scaled disclosure for its 2009 10-K is consistent with the provisions of Exchange Act Rule 12b-2 and Regulation S-K Item 10(f), including the interpretations of these rules by the Commission in the Adopting Release and the Staff in CDI 130.04.
Item 1. Business
Product Development Pipeline, page 9
2.	Please revise your disclosure to state the development phase of each product candidates listed here.
COMPANY RESPONSE:
     In response to the Staff’s comment, in its future Form 10-K filings, the Company intends to augment its existing disclosure pursuant to Item 101(c)(ii) of Regulation S-K regarding the status of each of its material product candidates by including the development phase of each such product candidate to the extent that such disclosure “would [not] affect adversely the [Company’s] competitive position.” The Company plans to include this information in the narrative disclosure related to the product candidates.
     For the Staff’s reference, here is the form of disclosure that the Company plans to provide, using product candidate CRTX 072 as an example:
     CRTX 072 is a cough/cold product candidate currently undergoing preclinical evaluations. We are targeting submission of an application for marketing approval for CRTX 072 in 2011.

Mr. Jim B. Rosenberg
August 11, 2010

Item 1A. Risk Factors, page 34
“Some of our specialty pharmaceutical products are being marketed without approved NDAs or ANDAs.” page 43
3.	We note the above listed risk factor on page 43. Please revise your disclosure to list the names of the products that you are marketing without approved NDAs or ANDAs.
COMPANY RESPONSE:
     The Company respectfully advises the Staff that in the risk factor listed above on page 43 of the Company’s 2009 Form 10-K, the Company discloses that “if the FDA required us to remove our unapproved products from the market, particularly our ALLERX Dose Pack products and HYOMAX line of products, our revenues from product sales would be significantly reduced.” The Company only discloses these two product families because it does not market any other material products without approved NDAs or ANDAs. Aggregate net revenues from the Company’s other unapproved products, Deconsal, LidoCort and RespiVent products, continue to decline and accounted for 1.2%, 0.6% and 0.2% of the Company’s total net revenues for the years ended December 31, 2008 and 2009 and the six months ended June 30, 2010, respectively.
Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations, page 68
4.	You state on page 8 that the U.S. patent covering the composition of matter of zileuton expires in December 2010. Please revise your disclosure to discuss the expected effect of this expiration on your results of operations and financial position.
COMPANY RESPONSE:
     The Company respectfully advises the Staff that the composition of matter patent (U.S. Patent No. 4,873,259) is not the only patent covering ZYFLO CR. The other patent (U.S. Patent No. 5,422,123) covering ZYFLO CR, which only relates to the controlled-release technology used in the tablet, will expire in June 2012. ZYFLO and ZYFLO CR are the only leukotriene synthesis inhibitor drugs approved for marketing by the FDA, and more than 90% of current ZYFLO prescriptions are filled with ZYFLO CR.
     Although the expiration of the composition of matter patent for ZYFLO and ZYFLO CR will permit some generic competition, at this time the Company is unable to predict the extent to which generic companies will seek to introduce zileuton generics. In the Company’s experience, companies that develop generic drugs generally expect to recoup their development costs

Mr. Jim B. Rosenberg
August 11, 2010

rapidly. Because multiple companies may launch generics, including the Company through an authorized generic, it may be more difficult for generic companies to recoup their development costs. Even though costs for developing, seeking FDA approval of and commercializing a generic drug are considerably less than the cost of its branded drug equivalent, because ZYFLO revenues are less than one million dollars annually, it would be unlikely that the development costs for a ZYFLO generic would be rapidly recouped. Additionally, the Company also has not received any notification of a paragraph IV filing on ZYFLO CR, which would be required if a generic company were going to challenge the patent covering the controlled-release technology of the ZYFLO CR tablet. As a result, the Company believes that the products are not susceptible, in the near term, to competitive pressures or technological obsolescence. The Company also believes that these products will generate revenues and cash flows over the product rights’ remaining estimated useful life.
     In response to the Staff’s comment, the Company intends to include in its future filings, as appropriate, disclosure similar to the following:
     Proprietary Rights. We licensed from Abbott exclusive worldwide rights to ZYFLO CR, ZYFLO and other formulations of zileuton for multiple diseases and conditions. The U.S. patent covering the composition of matter of zileuton that we licensed from Abbott expires in December 2010. The U.S. patent for ZYFLO CR will expire in June 2012 and relates only to the controlled-release technology used to control the release of zileuton. ZYFLO and ZYFLO CR are the only leukotriene synthesis inhibitor drugs to be approved for marketing by the FDA, and we believe that these products are not susceptible, in the near term, to generic competition. We do not expect the expiration of the composition of matter patent to materially affect our financial condition or results of operations.
Critical Accounting Policies and Estimates
Revenue Recognition
Product Returns, page 81
5.	Please revise your discussion to quantify the assumptions you list here (i.e. inventory level in the distribution channel, the shelf life of the products shipped, consumer consumption, etc.) in estimating your product returns. In addition, disclose the effect on your results of operations and financial position of reasonably likely changes in these significant assumptions.
COMPANY RESPONSE:
     The Company respectfully advises the Staff that the application of the assumptions that the Company considers in estimating product returns is highly subjective and varies from product to product. Accordingly, the Company believes that a qualitative discussion of the assumptions underlying its estimates conveys to investors the impact that changes could have on the Company’s operating results. The Company acknowledges, however, that such a qualitative discussion may be more meaningful to investors with additional, tailored quantitative

Mr. Jim B. Rosenberg
August 11, 2010

information. Accordingly, the Company would propose to revise its disclosures related to product returns in future Form 10-K filings in a manner similar to the following. In addition, although not reproduced below, the Company will continue to make disclosures consistent with those contained in the last paragraph beginning on page 81 of its 2009 Form 10-K:
     Product Returns. Consistent with industry practice, we offer contractual return rights that allow our customers to return the majority of our products within an 18-month period that begins six months prior to and ends 12 months subsequent to expiration of the products. Our products, except for CUROSURF, have a 24 to 36 month expiration period from the date of manufacture. CUROSURF has an 18-month expiration period from the date of manufacture. In determining our return allowance, we consider various relevant factors, including:
•	Actual and historical return rates for expired lots. Our historical return rates for expired lots vary by product and approximate, on a product by product basis, our current return rates.

•	Historical and forecasted product sales and consumer consumption data reported by external information management companies. Management reviews sales forecasts and consumption data on a product by product basis to assist it in estimating whether product is expected to become short-dated and thus subject to return.

•	Estimated expiration dates or remaining shelf life of inventory in the distribution channel. Our products generally have shelf lives between 15 to 36 months at time of shipment.

•	Levels of inventory in the distribution channel and any significant changes to these levels. Levels of inventory in the distribution channel typically range from six to eight weeks of product demand.

•	Competitive issues such as new product entrants and other known changes in sales trends.
     Based on the above factors, management determines an estimated return rate for each product and applies that rate to the quantity of units sold that is subject to future return. As of December 31, 2010, our estimated return rates for products currently subject to return ranged from XXX% to XXX% depending on the product.
     We routinely assess our experience with product returns and adjust our reserves accordingly. The amount of actual product returns could be either higher or lower than the amounts we have accrued. Changes in our returns estimates are charged to income in the period in which the information that gives rise to the change becomes known.

Mr. Jim B. Rosenberg
August 11, 2010

     If our estimates of returns differ from our actual results, there could be a material impact on our financial statements. Based on historical experience, our average actual return rates vary based on our product mix. We consider a XX-percentage point variation to be a reasonably possible change in the percentage of our product returns to related gross sales on a product by product basis. A XX-percentage point change in each of the individual product’s estimated product returns rate would have had an approximate $XXX effect on our net revenues recognized in 2010.
6.	Please substantiate your ability to make reasonable estimates of product returns under ASC 605-15-25-1f, 25-3 and 25-4, and therefore your ability to recognize revenue upon product shipment. On page 82, you disclose that you recorded $4.2 million in additional returns reserves related to ALLERX DF and ALLERX PE Dose Packs, SPECTRACEF 200mg and ZYFLO CR and ZYFLO products sold prior to 2009. This additional reserve represents an 84% increase in your returns reserve at December 31, 2008 and does not appear indicative of the ability to make reasonable estimates.
COMPANY RESPONSE:
     The Company recognizes revenue from product sales in accordance with ASC 605-15-25, Sales of Product when Right of Return Exists, which requires the amount of future returns to be reasonably estimated at the time of revenue recognition. The Company recognizes product sales net of estimated allowances for product returns, estimated rebates in connection with contracts primarily related to Medicaid, and estimated chargebacks from distributors and prompt payment and other discounts.
     ASC 605-15-25 states that revenue from sales transactions where the buyer has the right to return the product shall be recognized at the time of sale only if each of the following conditions is met:
•	The seller’s price to the buyer is substantially fixed or determinable at the date of sale;

•	The buyer has paid the seller, or the buyer is obligated to pay the seller and the obligation is not contingent on resale of the product;

•	The buyer’s obligation to the seller would not be changed in the event of theft or physical destruction or damage of the product;

•	The buyer acquiring the product for resale has economic substance apart from that provided by the seller;

•	The seller does not have significant obligations for future performance to directly bring about resale of the product by the buyer; and

•	The amount of future returns can be reasonably estimated.

Mr. Jim B. Rosenberg
August 11, 2010

     The Company believes its recognized sales meet the criteria above. The Company discloses its products’ Wholesale Acquisition Cost and Average Wholesale Price to its customers and the price is fixed. Its customers generally pay within 30 to 60 days and the amounts owed are not contingent on resale of the product. Under the Company’s terms and conditions of sale, if the products were stolen or destroyed while with the customer, the customer would still remain liable for the product. In addition the Company’s three largest customers are multibillion dollar pharmaceutical distributors that have economic substance apart from, and are not affiliated with, the Company. The Company does not have significant obligations for future performance to directly bring about resale of the product by the buyer. The Company believes that it has the requisite history of product returns from its products to reasonably estimate product returns at the time of sale and recognize revenue upon product shipment to wholesalers.
     In the evaluation of its ability to reasonably estimate returns, the Company considers whether the following factors listed in ASC 605-15-25-3 may impact any particular sale:
•	The susceptibility of the product to significant external factors, such as technological obsolescence or changes in demand;

•	Absence of historical experience with similar types of sales of similar products, or inability to apply such experience because of changing circumstances, for example, changes in the selling enterprise’s marketing policies or relationships with its customers;

•	Absence of a large volume of relatively homogeneous transactions; and

•	Relatively long periods in which a particular product may be returned.
     The Company also considers whether any of the additional factors highlighted in the Commission’s Staff Accounting Bulletin Topic 13 are applicable when determining if returns can be reasonably estimated. These additional factors include:
•	Significant increases in or excess levels of inventory in a distribution channel;

•	Lack of visibility into or the inability to determine or observe the levels of inventory in a distribution channel and the current level of sales to end users;

•	Expected introduction of new products that may result in the technological obsolescence of and larger than expected returns of current products;

•	The introduction of competitors’ products with superior technology or greater expected market acceptance; and

•	Other factors that affect market demand and changing trends in that demand for the registrant’s products.
     The Company evaluates all of the factors listed above on a product by product basis in order to make an appropriate estimate of returns at the time of each sale.

Mr. Jim B. Rosenberg
August 11, 2010

     As discussed in the Company’s response to Comment No. 5, the Company routinely reevaluates its product returns reserves and adjusts the reserves when there is a change in the facts and circumstances. The Company believes this process is robust and provides the Company with the ability to make reasonable and reliable estimates of future returns at the time of each sale and to make appropriate determinations whether or not to recognize revenue upon shipment.
     With respect to the $4.2 million of additional returns reserves disclosed on page 82, the Company respectfully submits to the Staff that such reserves are not contraindicative to the Company’s ability to make reasonable estimates. As an initial matter, due to an inadvertent disclosure error, the Company incorrectly disclosed $1.9 million of additional reserves recorded during 2009 that related to 2009 product sales as relating to prior period product sales. Thus, the total additional reserves recorded in 2009 related to prior period sales were actually $2.3 million. This misclassification between current period and prior period sales is related solely to disclosure in MD&A and in Schedule II and had no impact on the Company’s financial statements or its process for determining its reserves. The Company will correct this misclassification in future filings.
     The Company recorded the majority of the $2.3 million of additional reserves due to lower than forecasted demand for SPECTRACEF 200mg 60ct bottles, which primarily stemmed from a greater conversion of prescriptions to the Company’s new stronger and more convenient SPECTRACEF 400mg dose packs than originally projected. The Company believes it timely evaluated the changing market factors and made proper reserve adjustments by recording the additional reserves when it became reasonably likely that changes in the forecasts would impact the return rates. The Company also evaluated whether these changing market factors impacted its ability to forecast returns for this product going forward and determined they did not.
Price Adjustments and Chargebacks, page 82
7.	Please revise your disclosure to quantify the current period adjustment for prior period provisions relating to price adjustment and chargebacks. To the extent you have materially adjusted prior period provisions for price adjustment and chargebacks or believe a reasonably likely change in the assumptions utilized in deriving the estimate will have a material financial impact, please provide the same level of disclosure as requested above for product returns. Otherwise, disclose that you do not expect the future changes in your estimate to be material.
COMPANY RESPONSE:
     The Company respectfully advises the Staff that it did not have any current period adjustments during 2009 related to prior period sales provisions for price adjustments and chargebacks and does not expect future changes in its estimate for price adjustments and chargebacks to be material. The Company will revise its disclosure in future Form 10-K filings

Mr. Jim B. Rosenberg
August 11, 2010

to quantify current period adjustments related to prior year sales and to state the Company’s expectations regarding future changes in its estimate of chargebacks.
Consolidated Financial Statements
Note 2: Summary of Significant Accounting Policies
Segment and Geographic Information, page 94
8.	Please explain to us why it is appropriate to aggregate your three operating segments into a single reportable segment and reference for us the authoritative literature you rely upon to support your position. In your response, please specifically tell us how your segments have similar economic characteristics and meet the criteria as stipulated in ASC 280-10-50-11. Please demonstrate to us how you expect your prescription branded pharmaceutical segment to have similar long-term financial performance as your prescription generic pharmaceuticals segment and your hospital pharmaceuticals segment.
COMPANY RESPONSE:
     The Company identified its operating segments using the definition provided by ASC 280, Segment Reporting. The operating segments represent components that engage in business activities from which they earn revenues and incur expenses, whose operating results are regularly reviewed by the enterprise’s chief operating decisionmaker (“CODM”) to make decisions about resources to be allocated to the components and assess their performance and for which discrete financial information is available.
     In 2009, the Company identified the following three operating segments: prescription branded pharmaceuticals, prescription generic pharmaceuticals, and hospital pharmaceuticals. These identified segments included the two segments identified in the Company’s assessment in 2008, and the introduction of a new segment, hospital pharmaceuticals.
     The new hospital pharmaceuticals segment contained only one product, CUROSURF, which the Company acquired from Chiesi Farmaceutici S.p.A. (“Chiesi”) in July 2009, and began selling in September 2009. Following its acquisition of CUROSURF, the Company integrated the product into its current operations and followed existing management processes to purchase inventory and sell finished product to the end customer. Financial information concerning CUROSURF was assembled and reviewed together with other products forming part of the Company’s prescription branded pharmaceuticals segment.
     In light of a review of these facts in response to Comment No. 8, and upon further analysis of the authoritative guidance, the Company has now determined that it incorrectly concluded that the hospital pharmaceuticals segment existed during 2009. The Company does not, however, believe that an amendment to its 2009 Form 10-K is warranted because the Company’s misclassification of its hospital pharmaceutical business as a segment did not result

Mr. Jim B. Rosenberg
August 11, 2010

in the omission or inclusion of information that would be considered material to investors because, as discussed below, the Company continues to conclude that it is appropriate to aggregate its operating segments into one reportable segment.
     In determining whether its segments should be aggregated for purposes of reporting, the Company considered the guidance provided in ASC 280, with careful consideration of the aggregation criteria and quantitative qualifications as presented in ASC 280-10-50-11 and ASC 280-10-50-12, respectively, and determined that it is appropriate to aggregate its prescription branded pharmaceuticals and prescription generic pharmaceuticals segments into one reportable segment.
     In accordance with ASC 280-10-50-11, two or more operating segments may be aggregated into a single operating segment for reporting purposes even if individually material, if (1) aggregation is consistent with the objective and basic principles of ASC 280; (2) the operating segments have similar economic characteristics (e.g. comparable long-term average gross margins); and (3) if the segments are similar in each of the following five criteria: nature of products and services, nature of production processes, type or class of customer for their products and services, methods used to distribute their products and provide their services and if applicable the nature of the regulatory environment.
     The Company continues to believe that aggregation of its operating segments is consistent with the objective and principles of ASC 280 (i.e. aggregation helps users better understand the Company’s performance and assess its prospects for future cash flows). Given the similarity in its operating segments, the Company believes that it would afford no additional value to an investor to present these segments on a disaggregated basis.
     The Company’s evaluation of whether the aggregated segments have similar economic characteristics considered the following guidance from ASC 280-55-7C:
Segments with similar economic characteristics would be expected to have similar long-term average gross margins. That measure is used, only as an example, because gross margin is a measure of profitability that is less likely to be affected by allocations. Evaluating similar economic characteristics is a matter of judgment that depends on specific facts and circumstances.
     Because the Company’s products are not internally developed, gross margins will vary among products based on the consideration the Company pays the licensors to acquire or market the products. The consideration the Company pays generally includes either or both of an ongoing royalty based on net revenues or specified payments for finished goods. Royalties based on net revenues that are paid as the Company sells products are recorded as operating expenses and do not affect gross margin. However, “implicit royalties” (i.e., royalties that are built into the cost of the finished goods) do impact gross margin.

Mr. Jim B. Rosenberg
August 11, 2010

     Accordingly, the Company believes that adjusted gross margin is an appropriate comparator for each segment, which the Company defines as gross margin less royalty expenses. Through December 31, 2009, the adjusted gross margins for its branded and generic segments were within approximately ten percentage points. For purposes of this comparison, the Company calculated adjusted gross margins for each segment based on the inception-to-date adjusted gross profit of all of the currently marketed products in the segment as of December 31, 2009 divided by the inception-to-date net revenues of those products. Thus, the Company believes that its operating segments have similar economic characteristics and may be aggregated into one reportable segment.
     It is also important to note that the Company’s branded segment is not distinguished by a true research and development function whereby products are taken from inception through complete trials. The majority of the Company’s development products are line extensions or authorized generics. As such, return-on-investment rates that would typically be expected to vary between branded and generic drugs do not vary significantly between the Company’s two operating segments. The Company believes that the long-term financial performance of its prescription branded pharmaceuticals and prescription generic pharmaceuticals segments will continue to be similar as its products are in-licensed well into the life-cycle of the products where demand and costs have leveled out, which provides a more steady performance over the long-term.
     Aggregation is further supported by the similarity of the segments when assessed against the five aggregation criteria discussed below:
1.	Nature. All of the Company’s products are pharmaceutical products for the treatment of specific indications.

2.	Production process. All of the Company’s products are manufactured by third parties for us. The process begins with an active pharmaceutical ingredient(s) (“API”) and the production process then, based upon FDA-approved methodologies, results in a finished product.

3.	Customers. The Company’s customers are the wholesalers and retail pharmacies that sell its drugs to the individuals for which prescriptions are filled or are administered the drugs in a hospital setting. None of the Company’s products may be dispensed without the approval of a doctor or other appropriate health care professional.

4.	Distribution. All of the Company’s products are prescription or hospital administered products and as such the distribution process from manufacturing to the end consumer is highly regulated and regimented. All products are primarily sold through distributors or group purchasing organizations that resell the products to pharmacies and hospitals. Over 90% of the Company’s revenues from product sales are derived

Mr. Jim B. Rosenberg
August 11, 2010

from the sale to three distributors – Cardinal, McKesson and ABC. Therefore, the method of distribution is similar for all products.

5.	Regulatory environment. The pharmaceutical industry is highly regulated for all types of drugs by the FDA. From the quality of the API to the manufacturing process and the manufacturing plant capability to distribution security, all of the Company’s products—prescription branded, prescription generic and hospital—are highly regulated, and the processes used to maintain compliance with these regulations are identical across all of the Company’s products.
     Based upon the foregoing analysis, the Company concluded that it was appropriate to aggregate its operating segments into one reportable segment. The Company acknowledges the importance of reassessing its evaluation of segments on a periodic basis. On a quarterly basis, the Company considers whether any factors have changed that may impact its identification and aggregation of segments. On an annual basis, the Company does a complete evaluation and documents its conclusions regarding segment identification and aggregation.
Product Rights, page 97
9.	You disclose that you begin amortizing product right intangible assets once FDA approval is obtained and commercialization of the product begins. Please explain to us what product rights you capitalized prior to FDA approval and substantiate for us how these product rights represent probable future economic benefits and are capitalizible under ASC Topic 350-30. In addition, please clarify whether you deem the commercialization of the product to begin upon the receipt of FDA approval. If not, please explain to us how long it takes from regulatory approval to commencement of commercialization and amortization does not begin solely on receipt of regulatory approval.
COMPANY RESPONSE:
     As of December 31, 2009, there were $126.8 million of capitalized products rights, of which $3.1 million, or 2%, related to product rights to be used in development projects. These product rights were acquired for cash and did not arise from internal development costs. These product rights were and continue to be used to develop products that the Company believes will provide significant revenues and cash flows when development is complete. As such, the product rights represented probable future economic benefits and were capitalized at the time of acquisition in accordance with ASC Topic 350-30. If the Company determines that these product rights cannot be successfully developed, they are immediately expensed.
     The Company reevaluates all of its product rights in accordance with ASC 350-35-14, which states that intangible assets subject to amortization shall be reviewed for impairment in accordance with the Impairment or Disposal of Long-Lived Assets Subsections of Subtopic 360-

Mr. Jim B. Rosenberg
August 11, 2010

10. This includes periodic evaluation when impairment factors are present and an annual evaluation. The product rights related to products not yet approved are evaluated based on the expected development plan and status of development activity related to those capitalized amounts.
     The product rights will be amortized over the estimated commercial lives of the products, upon the successful launch of the products. ASC 350-35-6 states that the “[t]he useful life of an intangible asset shall reflect the period over which it will contribute to the cash flows of the reporting entity . . .” and that “[a] recognized intangible asset shall be amortized over its useful life to the reporting entity unless that life is determined to be indefinite. If an intangible asset has a finite useful life, but the precise length of that life is not known, that intangible asset shall be amortized over the best estimate of its useful life.” The Company defers amortization until FDA approval has been obtained and commercialization of the product begins so that the product rights are amortized over their useful life, that is, the time period during which the economic benefits of the product rights will contribute to the Company’s cash flows. The Company expects that there will be a short time period (less than six months) between regulatory approval and commercialization in most cases.
     The Company revised its disclosure in Footnote 3 of its unaudited financial statements included in its Form 10-Q for the quarter ended June 30, 2010 to include the following clarifying language:
“The Company amortizes the product rights related to its currently marketed products over their estimated useful lives, which, as of June 30, 2010, ranged from approximately five to ten years. As of June 30, 2010, the Company had $3.1 million of product rights related to products it expects to launch in the future. The Company expects to begin amortizing these rights upon the commercial launch of the first product using these rights, which is expected to be shortly after regulatory approval of such first product. The rights will be amortized over the estimated useful lives of the new products. The weighted-average amortization period for the Company’s product rights related to its currently marketed products is approximately nine years.”
     The Company intends to include this clarifying language in future filings, as appropriate.
Advertising, page 100
10.	Your statement that you expense advertising expenses related to new products upon the first public showing appears to indicate that you determine the timing of recognizing expenses based on whether it is a new or an existing product, rather than the type of the advertising activity. Please tell us how your policy complies with ASC 720-35-25. Furthermore, please revise your disclosure to clarify what you mean by “incurred.”

Mr. Jim B. Rosenberg
August 11, 2010

COMPANY RESPONSE:
     ASC 720-35-25 distinguishes accounting for advertising costs between two alternatives. Advertising expenses can either be expensed as incurred or expensed the first time the advertising takes places.
     The Company’s policy is to expense advertising costs as they are incurred. The disclosure in its 2009 Form 10-K states that advertising expense for new products is expensed upon the first public showing. Historically, all of the Company’s “new” products have been in-licensed products, rather than products developed internally and currently undergoing FDA approval. The Company does not distinguish between advertising for existing, in-licensed or new products. Advertising expenses for all products are expensed as the actual costs are incurred and no costs are deferred. The Company will revise its disclosure in future filings to clearly state that advertising expenses are expensed as incurred and to remove the following sentence: “Advertising expenses related to new products are expensed upon the first public showing of the product.”
Note 8: Stockholders’ Equity
Warrants to Purchase Common Stock, page 107
11.	You disclose that during 2009 you settled your June 2005 warrants in cash. Please explain to us whether these warrants or any of your other warrants or equity-linked instruments contain cash settlement features. If so, please explain to us why you did not apparently classify these instruments as liabilities as required by ASC 815-40-25-7.
COMPANY RESPONSE:
     The June 2005 warrants that were settled in cash during 2009 did not contain any cash settlement features. These warrants were issued by Cornerstone BioPharma Holdings, Inc. (“CBHI”) and were originally exercisable for shares in CBHI. In connection with CBHI’s October 31, 2008 reverse merger with Critical Therapeutics, Inc. (as described in Note 1 to the Company’s audited financial statements contained in its 2009 Form 10-K), these warrants became exercisable for shares of the Company’s common stock. In July 2009, the Company determined that, in light of securities laws applicable to the Company as a public company, it would be impracticable to issue shares of the Company’s common stock to the warrant holders upon exercise. Accordingly, the Company and each of the warrant holders entered into separate cancellation of warrant and release agreements, pursuant to which the warrants were cancelled in exchange for immaterial cash payments (total payments of $41,000) by the Company to the warrant holders. The Company does not have a history or a policy of settling warrants for cash. None of the Company’s outstanding warrants have cash settlement features, and the Company has no intention of settling any of its existing warrants in cash.

Mr. Jim B. Rosenberg
August 11, 2010

Note 4: Goodwill and Product Rights
Product Rights, page 103
12.	Please separately quantify the product rights by each product.
COMPANY RESPONSE:
     In accordance with ASC 350-30-50, intangible assets are required to be disclosed by major intangible asset class, which is defined by the ASC as “a group of intangible assets that are similar, either by their nature or by their use in the operations of an entity.” ASC 350-30-50-2 states that for intangibles subject to amortization, all of the following shall be disclosed for the each period for which a statement of financial position is presented:
1.	The gross carrying amount and accumulated amortization, in total and by major intangible asset class

2.	The aggregate amortization expense for the period

3.	The estimated aggregate amortization expense for each of the five succeeding fiscal years.
     For intangibles not subject to amortization, the total carrying amount and the carrying amount for each major intangible asset class shall be disclosed.
     The Company believes the disclosure in its 2009 Form 10-K complies with the required disclosures above as well as the required disclosures for intangibles in the period of acquisition. The Company’s intangibles consist of goodwill and product rights. The Company records product rights when acquired at fair value. The product rights represent the Company’s right to sell its various products and thus represent one major intangible class.
     Within its disclosure, the Company presented the amount of and required disclosures for all newly acquired product rights which were acquired during 2009. These product rights accounted for 88% of the Company’s total product rights, net of amortization. The Company does not believe further revision of the disclosure to include the amount of product rights on a product by product basis is required by GAAP or helpful for investors.
     For the Staff’s further understanding, a summary of the Company’s product rights by product has been included below:

Mr. Jim B. Rosenberg
August 11, 2010

Balance as of
Product License Rights, Net	12/31/09
CRTX 069	$500,000
CRTX 067	$500,000
CRTX 058	$1,750,000
CRTX 071	$350,000
Spectracef	$2,908,231
AlleRx	$23,520
Zyflo	$9,627,906
Curosurf — Chiesi	$104,018,560
Factive	$7,127,489

Total	$126,805,706

Form 10-Q for the Quarterly Period Ended March 31, 2010
Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations, page 17
13.	For each period presented, disclose the revenues you derived through government funded programs, related rebates, and fees. Quantify the impact that the Healthcare Reforms (i.e. Patient Protection and Affordable Care Act and the companion Healthcare and Education Reconciliation Act) have had on your results of operations and financial position during the quarter ended March 31, 2010 and the estimated impact that they are expected to have.
COMPANY RESPONSE:
     At the time it filed its Form 10-Q for the quarter ended March 31, 2010, the Company did not believe it had sufficient information to estimate and disclose the actual and expected impact of Health Care Reform on its results of operations and financial position.
     The Company continues to evaluate the impact of Health Care Reform based on the information available and will make appropriate disclosures in future filings. For example, in the unaudited interim financial statements contained in its Form 10-Q for the quarter ended June 30, 2010, the Company increased its accruals for rebates related to net revenues from government funded programs in light of certain provisions of the Health Care Reform that were retroactively effective as of January 1, 2010. These adjustments reflected the Company’s interpretations (which are subject to change based on the issuance of final guidance by the Centers for Medicare & Medicaid Services) regarding which of its products fall within the definition of a “line extension” under Health Care Reform, for which higher rebates are required.
     The Company also included the following new risk factor disclosure in its Form 10-Q for the quarter ended June 30, 2010 to address the additional material risks to the Company and its

Mr. Jim B. Rosenberg
August 11, 2010

business, financial condition, results of operations and cash flows arising from Health Care Reform that the Company had identified as of the time of filing the Form 10-Q:
Legislative or regulatory reform of the healthcare system may affect our ability to sell our products profitably.
     On March 23, 2010, President Obama signed into law H.R. 3590, the Patient Protection and Affordable Care Act, or Affordable Care Act. On March 30, 2010, the President signed H.R. 4872, the Healthcare and Education Reconciliation Act of 2010, or Reconciliation Act, which included a package of fixes to the Affordable Care Act as well as additional elements to reform healthcare in the United States. We refer to the Affordable Care Act and the Reconciliation Act as Health Care Reform.
     The passage of Health Care Reform is expected to result in a transformation of the delivery and payment for healthcare services in the U.S. The combination of these measures will expand health insurance coverage to an estimated 32 million Americans. In addition, there are significant health insurance reforms that will improve patients’ ability to obtain and maintain health insurance. Such measures include the elimination of lifetime caps, no rescission of policies, and no denial of coverage due to preexisting conditions. The expansion of healthcare insurance and these additional market reforms should result in greater access to our products.
     However, a number of provisions contained in Health Care Reform may adversely affect reimbursement for our products. In 2010, the new law will increase the minimum basic Medicaid rebate for brand name prescription drugs from 15.1% to 23.1%, increase the minimum basic Medicaid rebate for generic drugs from 11% to 13%, require pharmaceutical manufacturers to pay states rebates on prescription drugs dispensed to Medicaid managed care enrollees, potentially increase the additional Medicaid rebate calculation for “line extensions” of oral solid dosage forms of innovator products and expand the entities eligible for 340B pricing and the revision of the average manufacturer price definition to remove certain classes of trade.
     Health Care Reform also requires drug manufacturers to provide a 50% discount on brand-name prescriptions filled in the Medicare Part D “coverage gap,” also known as the donut hole. The legislation also provides a $250 payment to Part D beneficiaries who reach the coverage gap during 2010, and mandates the gradual elimination of the coverage gap, beginning in 2011 and finishing in 2020. Moreover, Health Care Reform reduces Part D premium subsidies for higher-income beneficiaries, expands medication therapy management requirements, and makes a number of other revisions to Part D program requirements. The elimination of the coverage gap may result in greater access to our products for Part D beneficiaries.

Mr. Jim B. Rosenberg
August 11, 2010

     The new law also imposes a significant annual fee on companies that manufacture or import branded prescription drug products (beginning in 2011). Substantial new provisions affecting compliance also have been added, which may require us to modify the manner in which we advertise, promote and the distribute product samples to health care practitioners.
     We are unable to predict the future course of federal or state healthcare legislation and regulations, including regulations that will be issued to implement provisions of Health Care Reform. Health Care Reform and further changes in the law or regulatory framework that reduce our revenues or increase our costs could also have a material adverse effect on our business, financial condition and results of operations and cash flows.
14.	You disclose that you reduced your inventory obsolescence reserve to adjust net inventory for previously reserved inventory that you now expect to sell. Please explain to us how your accounting complies with the guidance in SAB 5:BB.
COMPANY RESPONSE:
     The Company has considered the guidance provided in SAB 5:BB (which interprets ASC 330-10-35-14), which states that “[i]n the case of goods which have been written down below cost at the close of a fiscal year, such reduced amount is to be considered the cost for subsequent accounting purposes.” In addition, in accordance with the Staff’s interpretive response in SAB 5:BB, a write down of inventory to the lower of cost or market at the close of a fiscal period creates a new cost basis that subsequently cannot be marked up based on changes in underlying facts and circumstances.
     The Company acknowledges the guidance in SAB 5:BB and believes that its accounting for inventory allowances is consistent with such guidance. During the year ended December 31, 2009, the Company reserved certain product lots of one product when it became probable that these lots would become short-dated prior to being sold under the Company’s current sales forecast model. The Company’s policy for inventory allowances is to reserve for inventory that will become short-dated, within six months of expiration, before the expected date of sale. During 2010, actual demand exceeded the sales forecast which required the Company to fulfill purchase orders with the previously reserved lots. These lots were not reserved for any reason other than the potential of short-dating prior to sale; as such, the related cost basis had not changed.
     However, the Company acknowledges that the disclosure regarding its process related to excess inventory reserves (and reversals thereof) could have been clearer, particularly with respect to the references to “wrote down” and “obsolescence.” Accordingly, the Company made

Mr. Jim B. Rosenberg
August 11, 2010

the following refinements in its Form 10-Q for the quarter ended June 30, 2010 and will continue to do so in future filings.
MD&A – Form 10Q June 30, 2010
Gross margin as a percentage of net product sales for the six months ended June 30, 2010 decreased 12% compared to the six months ended June 30, 2009 due to a relatively higher portion of our net product sales during the first six months of 2010 derived from products that have lower gross margins, specifically CUROSURF, partially offset by a decrease in our provision for inventory allowances of $934,000 for the six months ended June 30, 2010 compared to the six months ended June 30, 2009. The decrease in the provision for inventory allowances resulted from adjustments made during the first quarter of 2010 for previously reserved excess inventory that was sold during the six months ended June 30, 2010.
Note 2: Significant Accounting Policies, Inventory
On a quarterly basis, the Company analyzes its inventory levels and records allowances for inventory that has become obsolete, inventory that has a cost basis in excess of the expected net realizable value and inventory that is in excess of expected requirements based upon anticipated product revenues.
Schedule 14A filed April 26, 2010
Class A Director Nominees, page 9
15.	Please confirm that your next annual filing will contain a description of the qualifications, attributes or skills that led the board of directors to conclude that Craig A. Collard should serve as a director of the company, as required by newly revised Item 401(e) of Regulation S-K.
COMPANY RESPONSE:
     The Company confirms that its next annual filing will contain a description of the qualifications, attributes or skills that led the board of directors to conclude that Mr. Collard should serve as a director of the Company, as required by Item 401(e) of Regulation S-K. In addition, the Company supplementally advises the Commission that, as noted on pages 15–16 of its proxy statement for its 2010 annual meeting, because Mr. Collard was then serving as the Company’s Chief Executive Officer, the governance agreement, dated May 6, 2009, among the Company, Chiesi Farmaceutici S.p.A. and certain of our stockholders, including Mr. Collard, required the Nominating and Corporate Governance Committee to nominate Mr. Collard to serve on the Company’s board of directors as a Class A director. Because this single attribute (i.e., Mr. Collard’s current service as the Company’s Chief Executive Officer) will lead the board of directors to conclude that Mr. Collard should serve as a director of the Company for so long as

Mr. Jim B. Rosenberg
August 11, 2010

the governance agreement is in force and effect, the Company will disclose this attribute as required by Item 401(e) of Regulation S-K.
* * * * *
     As requested in your July 28, 2010 letter, the Company acknowledges that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     If we can be of further assistance in facilitating your review of the above response, please do not hesitate to contact me by phone at (919) 821-6754 or email at dclement@smithlaw.com.

Sincerely,
/s/ David B. Clement
David B. Clement

cc: Craig A. Collard